Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change May 28, 2013
Item 3	News Release The news release dated May 28, 2013 was disseminated through Marketwire and filed on SEDAR on May 28, 2013.
Item 4
Summary of Material Change

Pretivm announced that the first underground hole drilled as part of the Valley of the Kings bulk sample program intersected visible gold and confirms the projection of high-grade gold mineralized domains.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Pretivm announced that the first underground hole drilled as part of the Valley of the Kings bulk sample program intersected visible gold and confirms the projection of high-grade gold mineralized domains. (See Table 1 below for assays.)

Selected highlights from hole VU-01 include:

●	21.57 grams of gold per tonne over 12.00 meters, including 388 grams of gold per tonne over 0.50 meters and 99.7 grams of gold per tonne over 0.50 meters;

●	8.38 grams of gold per tonne over 2.00 meters, including 31.10 grams of gold per tonne over 0.40 meters.

Pilot hole VU-01 was drilled horizontally through the center of the Valley of the Kings section 426600 cross-cut at the 1345-meter level, and intersected the interpreted mineralized domains.

Valley of the Kings Bulk Sample Program

The Valley of the Kings Bulk Sample Program (the “Program”) consists of two elements: the excavation of a 10,000-tonne bulk sample and a 15,000-meter underground drill program.  The Program has been designed to test the full widths of two of the domains of mineralization used to estimate the November 2012 Valley of the Kings Mineral Resource.  By testing the two domains of mineralization, the Program will confirm that the resource model is accurately projecting the range of the grade distribution in the 10-meter blocks that make up the Mineral Resource estimate within the bulk sample area.  As a result, the Program will target the full range of the projected resource block grades which span from zero grams of gold per tonne to in excess of 60 grams of gold per tonne.

High-grade gold resources (5.0 grams of gold equivalent per tonne cut-off) for the Valley of the Kings now total 8.5 million ounces of gold in the Indicated Mineral Resource category (16.1 million tonnes grading 16.4 grams of gold per tonne) and 2.9 million ounces of gold in the Inferred Mineral Resource category (5.4 million tonnes grading 17.0 grams of gold per tonne.)

Strathcona Mineral Services Ltd. of Toronto has been engaged as the independent Qualified Person to oversee and report on the Program.

Excavation of Bulk Sample

The 1345-meter level, centered at the 426600 cross-section of the Valley of the Kings, was selected as the bulk sample location based on Strathcona’s requirements that the bulk sample be excavated from an area representative of the (a) drillhole density that informs the Indicated Mineral Resource, (b) average grade of the Indicated Mineral Resource and the global resource for Valley of the Kings, (c) proportion of low-grade, high-grade and extreme grade populations in the overall Indicated Mineral Resource and (d) style of stockwork gold mineralization characteristic of the Valley of the Kings.

The 10,000-tonne bulk sample will be excavated from four cross-cuts (excavations perpendicular to the two domains of mineralization, spaced at 30-meter centers) and one lateral drift (an excavation extending along the strike length of one of the domains of mineralization).  The excavation of the 10,000-tonne bulk sample is scheduled to begin in mid-June and be completed in August.  The underground development necessary to support the excavation of the bulk sample is currently underway.

Sample Tower and Mineral Processing

The 10,000-tonne bulk sample will be excavated in approximately 100-tonne rounds.  Each round will be crushed and run through a sample tower currently assembled on site.  The sample tower has been designed and constructed to extract two 30-kilogram representative samples from each 100-tonne round processed by the sample tower.  The representative samples extracted by the sample tower will be assayed, and the assay results will be reported by Strathcona in their report on the Program.

The remainder of the 10,000-tonne bulk sample will be shipped to a mill for processing.  The mill will use a similar circuit, gravity and flotation, to extract gold and silver from the bulk sample as contemplated in the feasibility study for the Brucejack Project currently underway.  The bulk sample remainder is expected to be milled in the third and fourth quarters of this year.

Bulk Sample Drilling

Approximately 15,000 meters of underground drilling in 190 holes will be completed as part of the Program. The drilling will define the portions of the two domains of mineralization being tested by the Program along 120 meters of strike length, and vertically for 60 meters above and 60 meters below the 1345-meter level of the Valley of the Kings.  The drilling will be completed on sections 7.5 meters apart along the 120 meters of strike length.  Each section will be drilled from the north or south, with drill holes at 15-meter centers vertically at the margins of the mineralized domains.  The supporting infrastructure will include an initial cross-cut through the Valley of the Kings along section 426600, and the north exploration drill drift.  The drill program will run concurrently with the mining of the bulk sample.Program ReportingAssay results from underground drilling will be reported as they are received.  Strathcona’s report on the Program is expected later in the year after compilation of all data.  The amount of gold and silver produced by the mill will be reported following the completion of the milling of the bulk sample.

Table 1: Valley of the Kings Bulk Sample Drill Results, May 2013 (VU-01)(1,2,3)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)
VU-01	6258007N 426599E	-0.3/180		32.00	44.00	12.00	21.57	17.50
			incl	42.75	43.25	0.50	388.00	279.00
			incl	43.50	44.00	0.50	99.70	50.00
				64.00	66.00	2.00	8.38	58.92
			incl	65.60	66.00	0.40	31.10	22.10

(1)True thickness to be determined.

(2)Unless otherwise indicated as uncut, all gold assays over 421 g/t were cut to 421 g/t.

(3)All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 29th day of May, 2013